[Reference Translation]

May 20, 2026

Company name:	TOYOTA MOTOR CORPORATION

Representative:	Yoichi Miyazaki, Executive Vice President
(Code number: 7203; TSE Prime/NSE Premier)

Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning Company Split (Simplified Absorption-Type Company Split)

We hereby inform, as set forth below, that, Toyota Motor Corporation (“TMC”) has decided, by way of a company split (simplified absorption-type company split) (the “Absorption-Type Company Split”), in which TMC will be the splitting company and OneStream Co., Ltd. (“OneStream”) will be the successor company, to have OneStream succeed to the business of TMC consisting of the development and operation of the logistics optimization system “OneStream”, the provision of services to customers related to such system, and business incidental thereto (the “Business”), and that TMC has executed an absorption-type split agreement with OneStream as of today, as described below.

As this Absorption-Type Company Split is a company split in which the amount of increase or decrease in TMC’s total assets is expected to be less than 10% of the amount of net assets as of the end of the immediately preceding fiscal year, and the amount of increase or decrease in TMC’s revenue is expected to be less than 3% of TMC’s revenue for the immediately preceding fiscal year, certain disclosure items and details have been partially omitted.

1.	Purpose of Absorption-Type Company Split

The Business provides a range of services to various industries engaged in logistics, including port container logistics, and enhances coordination across each process in the supply chain, thereby improving transportation efficiency. By rationalizing and improving the efficiency of logistics in Japan and globally, the Business addresses challenges in the logistics sector and contributes to a society that benefits all stakeholders, including shippers, transport, warehousing and port operators, workers, and cargo recipients, and, therefore, TMC considers the Business to be a highly public-interest-oriented business.

TMC has determined that it is important to have OneStream succeed to the Business through the Absorption-Type Company Split in order to further enhance management efficiency and concentrate capital, as well as to establish a structure capable of flexibly responding to changes in the market environment and to achieve strategic flexibility and profitability, and has therefore decided to implement the Absorption-Type Company Split.

As of today, OneStream is a wholly owned subsidiary of TMC; however, in order to strengthen its management structure for enhancing the corporate value of OneStream, TMC plans to transfer a portion of the common shares of OneStream held by TMC (representing 30% of the shareholding ratio) around mid-June 2026.

2.	Summary of the Absorption-Type Company Split

(1) Schedule of the Absorption-Type Company Split

Date of Resolution by Board of Directors (OneStream)	May 19, 2026

Date of Decision by Representative Director (TMC)	May 20, 2026

Execution Date of the Absorption-Type Company Split Agreement	May 20, 2026

Shareholders’ Meeting for Approval of the Absorption-Type Company Split Agreement (OneStream)	May 20, 2026

Effective Date of the Absorption-Type Company Split	June 29, 2026 (expected)

(Note) As the Absorption-Type Company Split qualifies as a simplified company split under Article 784, Paragraph 2 of the Companies Act with respect to TMC, TMC will not hold a shareholders’ meeting for approval of the Absorption-Type Company Split.

(2) Method of the Absorption-Type Company Split

This Absorption-Type Company Split is an absorption-type company split in which TMC will be the splitting company and OneStream will be the successor company.

(3) Allotment in Connection with the Absorption-Type Company Split

In connection with the Absorption-Type Company Split, OneStream will issue 2,005 shares of common stock and 8,665 shares of Class A preferred stock, all of which will be allotted to TMC as consideration for the split.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Absorption-Type Company Split

Not applicable.

(5) Change in Capital Stock Resulting from the Absorption-Type Company Split

There will be no change in the capital stock of TMC as a result of the Absorption-Type Company Split.

(6) Rights and Obligations to be Succeeded by OneStream

OneStream will succeed, on the effective date of the Absorption-Type Company Split, to such assets, liabilities, contractual status, and the rights and obligations incidental thereto relating to the Business, as are provided for in the absorption-type company split agreement.

(7) Prospects for Performance of Obligations

TMC has determined that, following the Absorption-Type Company Split, there will be no issues with the performance of obligations by OneStream.

3.	Basis for Calculation of the Allotment in the Absorption-Type Company Split

Taking into comprehensive consideration the revenue status and future outlook of the Business, as well as the assets to be succeeded by OneStream, and after sincere and repeated discussions between TMC and OneStream, an agreement was reached to make the above allotment in connection with the Absorption-Type Company Split.

The impact of the Absorption-Type Company Split on TMC’s consolidated financial results is immaterial.

4.	Overview of the Parties to the Absorption-Type Company Split

(As of March 31, 2026)

	Splitting Company	Successor Company

(1) Name	TOYOTA MOTOR CORPORATION	OneStream Co., Ltd.

(2) Adress	1 Toyota-Cho, Toyota City, Aichi Prefecture	Nagoya Fushimi K Frontier 9F, 2-15-22 Nishiki, Naka-ku, Nagoya City, Aichi Prefecture

(3) Title and Name of Representative	Representative: Yoichi Miyazaki	Representative: Satoshi Adachi

(4) Description of Business	Manufacture and sale of automobiles, and businesses incidental or related thereto	Development and operation of the logistics optimization system “OneStream”, provision of services to customers related to such system, and businesses incidental thereto.

(5) Amount of Capital Stock	635.4billion yen	10 million yen

(6) Date of Incorporation	August 28, 1937	April 1, 2026

(7) Number of Issued Shares	15,794,987,460 shares	1,000 shares

(8) Fiscal Year-End	March 31	March 31

(9) Major Shareholders and Shareholding Ratio*

The Master Trust Bank of Japan, Ltd. (12.80%)

Toyota Industries Corporation (9.15%)

Custody Bank of Japan, Ltd. (6.10%)

Nippon Life Insurance Company (4.86%)

State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.) (4.62%)

JPMorgan Chase Bank (Standing proxy: Settlement & Clearing Services Division Mizuho Bank, Ltd.) (4.13%)

DENSO Corporation (3.45%)

The Bank of New York Mellon, as Depositary Bank for Depositary Receipt Holders (Standing proxy: Sumitomo Mitsui Banking Corporation) (2.73%)

Toyota Fudosan Co., Ltd. (1.92%)

AISIN CORPORATION (1.33%)

TOYOTA MOTOR CORPORATION (100%)

*1

Toyota Industries Corporation tendered all of TMC shares it holds in tender offer for TMC’s own shares, the last day of the tender offer period being April 27, 2026, and TMC plans to acquire 1,191,088,200 shares (representing 99.9% of the tendered shares) on May 25, 2026, the commencement date of settlement.

*2	Although TMC holds 2,761,055,000 treasury shares, such shares are excluded from major shareholders.

(10) Financial Position and Results of Operations for the Most Recent Consolidated Fiscal Year/ Most Recent Fiscal Year

TOYOTA MOTOR CORPORATION (IFRS) (Consolidated)

Fiscal Year-End	March 31, 2026

Equity Attributable to Owners of the Parent	39,918,854 million yen

Total Assets	105,522,331 million yen

Equity Attributable to Owners of the Parent per Share	3,062.82 yen

Revenue	50,684,952 million yen

Operating Income	3,766,216 million yen

Profit Before Income Taxes	5,152,996 million yen

Profit Attributable to Owners of the Parent	3,848,098 million yen

Basic Earnings per Share Attributable to Owners of the Parent	295.25 yen

OneStream., Ltd.

OneStream was established on April 1, 2026, and does not have a completed fiscal year to date.

5.	Overview of the Business Division to be Split

(1) Business Description of the Business Division to be Split

Development and operation of the logistics optimization system “OneStream” operated by TMC, the provision of services to customers related to such system, and businesses incidental thereto.

(2) Operating Results of the Business Division to be Split (Fiscal Year Ending March 31, 2026)

Revenue: 284 million yen

(Note) The above amounts are estimates.

(3) Items and Amounts of Assets and Liabilities to be Split

The assets, liabilities, contractual positions, and the rights and obligations associated therewith relating to the Business that are specified in the absorption-type company split agreement will be succeeded. As the estimated amount of such assets to be succeeded is immaterial and it is currently difficult to determine the exact amount, specific figures have been omitted.

6.	Status After the Absorption-Type Company Split

There will be no changes to TMC’s or OneStream’s name, address, title and name of its representative, business description, capital stock, or fiscal year-end as a result of the Absorption-Type Company Split.

7.	Future Outlook

The impact of the Absorption-Type Company Split on the consolidated financial results is expected to be immaterial. If any matters requiring disclosure arise in the future, they will be promptly announced.

End